INVENTIUS, INC.
                        616 Corporate Way, Suite 2, #4261
                               Valley Cottage, NY
                                   10989-2050
                             Telephone 843-737-6436
                        Facsimile 845-503-2379 ext. 4261


VIA EDGAR ONLY

April 9, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Era Anagnosti and Brigitte Lippmann

     Re: Inventius, Inc
         Registration Statement on Form S-1
         Filed March 6, 2009
         File Number: 333-157739

Dear Sir or Madam:

In response to your letter dated March 24, 2009, Inventius, Inc. has made changes to its filing and reposted as Form S-1/A Amendment No. 1. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

GENERAL

1. We have updated the Primary Standard Industrial Classification Code Number to 5080 on the registration statement cover page.

2. In light of your comments, we have amended the registration statement to make it clear that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act. In addition, throughout the registration statement, we have identified Mr. Zamozdra, the selling security holder, as an underwriter.

OUTSIDE FRONT COVER OF PROSPECTUS

3. Please note that we have included the page number where the risk factor disclosure appears in the prospectus.

RISK FACTORS PAGE 6.

4. Please note that we have moved the risk factor discussion to immediately follow the prospectus summary.

THE OFFERING, PAGE 6.

5. Please note that we have included the terms of the agreement pursuant to which the 6,000,000 shares were issued to Mr. Zamozdra, and indicated whether there were any registration or similar rights associated with these shares. Please note that we have disclosed that These shares were initially issued to Anatoly Zamozdra at a price of $0.001 per share. He purchased a total of 10,000,000 shares for a total purchase price of $10,000. There was no subscription agreement for these shares, but rather, these shares were issued as part of the founding resolutions of the Company upon receipt of the purchase price. There were no registration or other similar rights associated with these shares.

DESCRIPTION OF BUSINESS, PAGE 21
ORGANIZATION WITHIN THE LAST FIVE YEARS, PAGE 21

6. We have amended our business plan disclosure to identify milestones and expenditures, plus detailed the funds required in the next six months and potential sources of cash.

MANUFACTURING AND DISTRIBUTION, PAGE 22

7. We have filed the distribution agreement with DML Canada as an exhibit to the registration statement.

FINANCIAL STATEMENTS, PAGE F-2

8. We have amended our financial disclosure to address the amount of total assets.

EXHIBIT 5.1 LEGAL OPINION

9. The legal opinion has been amended to reflect that this offering represents a primary offering.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Anatoly Zamozdra
------------------------------
Anatoly Zamozdra